Exhibit (a)(3)

December 19, 2005

TO:        UNIT HOLDERS OF CONSOLIDATED RESOURCES HEALTH CARE FUND II

SUBJECT:   OFFER TO PURCHASE UNITS FOR $50 PER UNIT MORE THAN PREVIOUS OFFERS!


Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 3,750 Units of limited partnership interest (the "Units") in CONSOLIDATED RESOURCES HEALTH CARE FUND II (the "Partnership") at a purchase price equal to:

                                  $525 per Unit
                                  -------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CONSOLIDATED RESOURCES HEALTH CARE FUND II without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o HIGHEST OFFER PRICE YET. The Offer Price is $50 higher than the highest tender offer about which the Purchasers are aware.

     o FAILURE TO PROVIDE FINANCIALS. The Partnership continues to fail to provide current financial reports on its operations to the SEC and the limited partners

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has given no indication when the partnership will be liquidating. Therefore, investors may not see liquidity for some time.

     o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

     o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

     o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against limited partnership units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on yellow paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357. This Offer expires (unless extended) January 19, 2006.